Filed Pursuant to Rule 424(b)(3)
Registration No. 333-149217

GENERAL STEEL HOLDINGS, INC.

SUPPLEMENT NO. 1 DATED JULY 6, 2011
TO PROSPECTUS DATED FEBRUARY 12, 2010

In order to reflect transfers of warrants by certain Selling Shareholders, the table of Selling Shareholders in the Selling Shareholders Section of the prospectus, which forms part of the Registration Statement on Form S-3 (File No. 333-149217), is hereby supplemented as follows:

SELLINGSHAREHOLDERS

The Shares being offered by the Selling Shareholders are issuable upon exercise of the Warrants. For additional information regarding the issuance of our convertible notes issued in the same transaction as the Warrants, see “Prospectus Summary – Our December 2007 Private Placement” and “Additional Information Regarding Our December 2007 Private Placement” above.  We are registering the Shares in order to permit the Selling Shareholders to offer the Shares for resale from time to time. Except for the ownership of the Notes and Warrants issued pursuant to the Securities Purchase Agreement, the Selling Shareholders have not had any material relationship with us within the past three years.

The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the Shares by each of the Selling Shareholders.

This prospectus generally covers the resale of Shares issued or issuable as Warrant Shares pursuant to the terms of the Warrants as of the trading day immediately preceding the date the registration statement is initially filed with the SEC. The last two columns of the table below assume the sale of all of the Shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the Warrants, a selling shareholder may not exercise the Warrants to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of Shares which would exceed 4.99% of our then outstanding Shares following such conversion, excluding for purposes of such determination Warrant Shares which have not been exercised. The number of Shares in the second column does not reflect this limitation. The Selling Shareholders may sell all, some or none of their Shares in this offering. See "Plan of Distribution."

SELLING SHAREHOLDERS

Seller (5)	Number of Shares Owned Prior to Offering	Aggregate Number of Warrant Shares Being Registered	Percentage Holding After Completion of Sale(6)	Number of Shares Owned After Offering

Capital Ventures International (1)	433,109	433,109	*	0

Hudson Bay Overseas Fund, Ltd. (2)	788,763	290,656	1.1%	498,107

Hudson Bay Fund, LP (3)	441,659	163,495	*	278,164

Whitebox Multi-Strategy Partners, LP (4)	194,711	194,711	*	0

Whitebox Credit Arbitrage Partners, LP (4)	37,440	37,440	*	0

Whitebox Concentrated Convertible Arbitrage Partners, LP (4)	26,867	26,867	*	0

IAM Mini-Fund 14 Limited (4)	8,680	8,680	*	0

TOTAL:	1,931,229	1,154,958	1.7%	776,271

* indicates percentages that are below 1%.

(1) Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. CVI is affiliated with one or more registered broker-dealers. CVI purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

(2) Hudson Bay Overseas Fund Ltd. holds the principal amount of $2,117,500 in Notes which are convertible within 60 days into 498,107 shares of Common Stock using the current conversion price of $4.2511 per share.  Sander Gerber has voting and investment power over these securities. Sander Gerber, disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund Ltd. The selling shareholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities

(3) Hudson Bay Fund LP holds the principal amount of $1,182,500 in Notes which are convertible within 60 days into 278,164 shares of Common Stock using the current conversion price of $4.2511 per share. Sander Gerber has voting and investment power over these securities. Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Fund LP. The selling shareholder acquired these securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

(4) Andrew J. Redleaf is the managing member of Whitebox Advisors, LLC, which is the general partner of each of Whitebox Multi-Strategy Partners LP, Whitebox Credit Arbitrage Partners, LP, and Whitebox Concentrated Convertible Arbitrage Partners, LP and the Investment Manager of IAM Mini-Fund 14 Limited, and has voting and investment control over the securities held by such entities. Andrew J. Redleaf and Whitebox Advisors disclaim beneficial interest in the securities except to the extent of their pecuniary interest therein.

(5) Each of the Selling Shareholders other than Whitebox Multi-Strategy Partners LP, Whitebox Credit Arbitrage Partners, LP, Whitebox Concentrated Convertible Arbitrage Partners, LP and IAM Mini-Fund 14 Limited, is affiliated with a broker-dealer.

(6) All percentages are calculated based on 56,055,038 shares of Common Stock outstanding as of June 28, 2011.